EXHIBIT 99(a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

including the Associated Preferred Share Purchase Rights

of

Sybase, Inc.

at

$65.00 Per Share

by

Sheffield Acquisition Corp.

a wholly-owned subsidiary of

SAP America, Inc.

an indirectly wholly-owned subsidiary of

SAP AG

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 P.M., NEW YORK CITY TIME, ON THURSDAY, JULY 1, 2010, UNLESS THE OFFER IS EXTENDED.

May 26, 2010

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by Sheffield Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“SAP America”) and an indirectly wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”), to act as Information Agent in connection with the Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Sybase Common Stock”), including the associated rights to purchase shares of Series A Participating Preferred Stock (the “Company Rights”) issued pursuant to the Preferred Stock Rights Agreement, dated as of July 31, 2002, as amended, by and between Sybase, Inc., a Delaware corporation (“Sybase”), and American Stock Transfer and Trust Company (together with the Sybase Common Stock, the “Shares”), of Sybase, at a price of $65.00 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 26, 2010 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”) enclosed herewith. Holders of Shares whose certificates representing such Shares (“Certificates”) are not immediately available or who cannot deliver their Certificates and all other required documents to the Depositary (as defined below) prior to the expiration of the Offer, or who cannot complete the procedure for book-entry transfer prior to the expiration of the Offer, must tender their Shares according to the guaranteed delivery procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee are copies of the following documents:

1.	The Offer to Purchase, dated May 26, 2010.

2.	The Letter of Transmittal to tender Shares for your use and for the information of your clients. Properly completed and duly executed facsimile copies of the Letter of Transmittal may be used to tender Shares.

3.	The Notice of Guaranteed Delivery for Shares to be used to accept the Offer if Certificates are not immediately available or if such Certificates and all other required documents cannot be delivered to American Stock Transfer and Trust Company (the “Depositary”) prior to the expiration of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration of the Offer.

4.	The letter to stockholders of Sybase from John S. Chen, Chairman of the Board, Chief Executive Officer and President of Sybase, accompanied by Sybase’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission.

5.	A printed form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

6.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 9:00 P.M., NEW YORK CITY TIME, ON THURSDAY, JULY 1, 2010, UNLESS THE OFFER IS EXTENDED.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (1) the satisfaction of the Minimum Condition (as described below), (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the approval of the European Commission pursuant to the Council Regulation (EC) No. 139/2004 of 20 January 2004 of the Council of the European Union, and (3) since May 12, 2010, no Company Material Adverse Effect (as defined in the Merger Agreement) having occurred. The term “Minimum Condition” is defined in the Offer to Purchase and generally requires that the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer, considered together with the Shares, if any, directly or indirectly owned by SAP America or the Purchaser or with respect to which SAP America or the Purchaser otherwise has direct or indirect voting power, represents (i) at least a majority of the Shares then outstanding (determined on a Fully Diluted Basis) and (ii) no less than a majority of the voting power of the shares of capital stock of Sybase then outstanding (determined on a Fully Diluted Basis) and entitled to vote upon the adoption of the Merger Agreement on the date Shares are accepted for payment. For purposes of determining whether the Minimum Condition has been satisfied, the term “Fully Diluted Basis” means, as of any date, the number of Shares outstanding, plus the number of shares of Sybase Common Stock underlying outstanding stock options, rights or other obligations under Sybase’s employee benefit plans, and warrants, options or other securities convertible or exchangeable into or exercisable for Shares or shares of Sybase Common Stock (but excluding for this purpose (a) stock options and stock appreciation rights to be canceled in accordance with the Merger Agreement as of the time the Purchaser accepts for payment Shares tendered pursuant to the Offer and (b) shares of Sybase Common Stock issuable upon conversion of Sybase’s 3.5% Convertible Senior Notes due 2029; and provided that, unless exercisable, shares of Sybase Common Stock issuable with respect to the Company Rights shall be excluded from such number). The Offer is also subject to other conditions set forth in the Offer to Purchase. See Section 14—“Conditions of the Offer” of the Offer to Purchase.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 12, 2010 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among SAP America, the Purchaser and Sybase. The Merger Agreement provides, among other things, that following completion of the Offer and subject to certain conditions, the Purchaser will merge with and into Sybase (the “Merger”), with Sybase continuing as the surviving corporation and a wholly-owned subsidiary of SAP America.

The Sybase board of directors has unanimously (i) determined that transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Sybase and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of Sybase accept the Offer, tender their Shares to the Purchaser in the Offer and, to the extent stockholder approval is required under applicable law, adopt the Merger Agreement.

In all cases, the Purchaser will pay for Shares purchased pursuant to the Offer only after timely receipt by the Depositary of: (i) Certificates representing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase; (ii) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in Section 2—“Acceptance for Payment and Payment for Shares” of the Offer to Purchase) in connection with a book-entry transfer; and (iii) any other documents required by the Letter of Transmittal.

Holders of Shares whose Certificates are not immediately available or who cannot deliver their Certificates and all other required documents to the Depositary prior to the expiration of the Offer, or who cannot complete the procedure for delivery by book-entry transfer on a timely basis, must tender their Shares according to the guaranteed delivery procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase. The Purchaser will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than to the Depositary, the Information Agent and Barclays Capital Inc. (the “Dealer Manager”)) (as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Purchaser will reimburse you, upon request, for customary clerical and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients. The Purchaser will pay or cause to be paid any stock transfer taxes payable on the transfer of Shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of the Offer to Purchase. Additional copies of the enclosed materials may be obtained from the Information Agent or the Dealer Manager.

Very truly yours,

MacKenzie Partners, Inc.

Nothing contained herein or in the enclosed documents shall make you or any other person, the agent of the Purchaser, SAP America, SAP AG, the Depositary, the Dealer Manager or the Information Agent, or any affiliate of any of them, or authorize you or any other person to make any statement or use any document on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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